OHIO ART COMPANY ANNOUNCES EXTENSION OF ODD LOT TENDER OFFER

BRYAN, Ohio, March 23, 2005 (PRIMEZONE via COMTEX) -- The Ohio Art Company (the "Company") (Pink Sheets: OART) announced today that it is extending its tender offer for the purchase of all shares of common stock held by shareholders of the Company owning 99 or less shares, as of the close of business on January 19, 2005. The extended offer will expire on April 12, 2005 at 5:00 p.m., New York City Time, unless extended further. The offer was originally scheduled to expire March 3, 2005 at 5:00 p.m., New York City time and had previously been extended to March 23, 2005 at 5:00 p.m., New York City Time. As of March 23, 2005, approximately 57 holders have tendered their shares, representing approximately 2,441 shares tendered in total.

Eligible shareholders who would like to accept the offer must tender all shares of common stock that they own.

If after completion of the offer the Company has fewer than 300 holders of record, the Company intends to terminate the registration of its common stock under the Securities Exchange Act of 1934 and become a non-reporting company. If that occurs, the Company will no longer file periodic reports with the Securities and Exchange Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q, and will not be subject to the SEC's proxy rules. However, the Company intends to continue to hold an annual meeting of shareholders and to provide certain annual financial information to its shareholders.

This announcement is not an offer to purchase or a solicitation of an offer to purchase with respect to the common stock. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, each dated February 2, 2005. Information on the tender offer may be obtained free of charge from the Company or the Securities and Exchange Commission (www.sec.gov). Questions or requests for documents may be directed to the Company by calling (419) 636-3141.